================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 August 10, 2006

                                   ----------

                       Commission File Number: 333-130901

                                   ----------

                             MACRO BANSUD BANK INC.
             (Exact name of registrant as specified in its Charter)

                                   ----------

                                  Sarmiento 447
                              Buenos Aires C1 1041
                              Tel: 54 11 5222 6500
              (Address of registrant's principal executive offices)

                                   ----------

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]      Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                        Yes       [ ]      No        [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                        Yes       [ ]      No        [X]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes       [ ]      No        [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

================================================================================

For Immediate Release

       BANCO MACRO BANSUD ANNOUNCES RESULTS FOR THE SECOND QUARTER OF 2006

Buenos Aires, Argentina, August 10, 2006 - Banco Macro Bansud, S.A. (NYSE: BMA; Buenos Aires: BSUD) ("Banco Macro" or "BMA") announced today its results for the second quarter period ended June 30, 2006 ("2Q06"). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

HIGHLIGHTS
----------

o 2Q06 net income totaled $99 million, climbing 62% compared to 2Q05 net income of $61 million and 36% compared to 1Q06 net income of $73 million. This profitability level keeps the Bank's 19.5% ROE as one of the most profitable banks in Argentina.

o The Bank's high liquidity level (62% of liquid assets to deposits) and its strong solvency position ($1,466 million of excess capital) remain as one of the Bank's distinctive characteristics for the quarter.

o Loans to the private sector continued to climb at high rates. "Core" credit to the private sector grew 18% for the quarter and 79% year over year. Consumer loans continued to be the most dynamic segment, with a 199% annual growth rate.

o The Bank's net interest margin rose to 7.4% compared to the 6.3% posted in the 1Q06.

o Banco Macro's asset quality remained on a favorable trend; the non-performing loan portfolio was 2.4% of the total portfolio at June 30, 2006, compared to 3.5% at 1Q06. Furthermore, the coverage ratio of provisions reached 154.2% in the quarter.

o On August 4, 2006 Argentina's Central Bank approved the acquisition of Nuevo Banco Bisel S.A. by Banco Macro.

2Q06 Results                                                        Page 2 of 24

RESULTS
-------

Earnings per share in the 2Q06 reached $0.14, 40% higher than the $0.10 earned for the same period in 2005.

                                                  MACRO CONSOLIDATED
                                 ----------------------------------------------------
EARNINGS PER SHARE                 II 05     III 05     IV 05       I 06       II06
------------------------------   --------   --------   --------   --------   --------
Net income (M $)                       61         65         75         73         99
Average shares outstanding (M)        609        609        609        616        684
Book value per share ($)              2.2       2.32       2.45       3.30       3.01
Earnings per share ($)               0.10       0.11       0.12       0.12       0.14

2Q06's net income was $99 million rising 62% compared to the $61 million earned for the same period in 2005, and 36% compared to the $73 million net income for 1Q06.

                                                  MACRO CONSOLIDATED
INCOME STATEMENT                 ----------------------------------------------------
IN MILLION $                       II 05     III 05      IV 05      I 06       II06
------------------------------   --------   --------   --------   --------   --------
Net financial income                   75        122        142        135        175
Provision for loan losses             -15        -23        -13         -9        -14
Net fee income                         59         63         68         71         77
                                      119        162        197        197        238
Administrative expense               -107       -110       -128       -128       -145
                                       12         52         69         69         93
Net other income                       49         24         29         13         16
Earnings before income tax             61         76         98         82        109
Income tax                             -0        -11        -23         -9        -10
NET INCOME                             61         65         75         73         99

In 2Q06, financial income of $261 million grew 69% or $107 million compared to last year's level of $154 million and was up 24%, or $50 million, compared to the $211 million reported in 1Q06.

Interest earned from lending continued to be 50% of total financial income. Interest from loans rose by 27% in the quarter and by 81% year over year, consistent with the steady expansion of the Bank's private sector lending. (See section on financing to the private sector).

2Q06 Results                                                        Page 3 of 24

In addition, income from the LEBAC and NOBAC portfolio grew 7% compared to the previous quarter and represented 23% of the total financial income of the period. This growth is attributed to an increase of such instruments' yields over the last few months and the incorporation of Banco de Tucuman's bond portfolio. The "Other" account, within government securities, showed a substantial increase in the quarter due to the following reasons: 1) in 1Q06, those government securities accounted under Communique. "A" 3911 were marked to market, generating an $18 million loss in that quarter; and 2) $8 million of profit earned due to the sale of Puerto Madero Siete financial trust.

Finally, income originated by CER (inflation) adjustments declined by 34% in the quarter and decreased substantially 63% year over year. This quarterly decline was due to a smaller balance of Guaranteed Loans adjusted by CER and the slowing of Argentina's consumer inflation rate during the period.

2Q06 Results                                                        Page 4 of 24

                                                                 MACRO CONSOLIDATED
FINANCIAL INCOME                                     ------------------------------------------
IN MILLION $                                         II 05    III 05   IV 05     I 06     II06
--------------------------------------------------   ------   ------   ------   ------   ------
Interest on cash and due from banks                       2        2        2        2        2
Interest on loans to the financial sector                 1        2        2        3        4
Interest on overdrafts                                   14       14       15       16       24
Interest on documents                                     7        8       10       10       10
Interest on mortgages                                     7        7       10        9       11
Interest on pledges                                       6        7        8        9       10
Interest on credit cards                                  4        5        5        5        7
Interest on other loans                                  29       30       36       45       57
Interest on other receivables from
  financial intermediation                                4        4        4        4        3
Income from government & private
  securities (1)                                          6       43       64       50       77
Results of guaranteed loans                               8        6        7        6        7
CER adjustment (2)                                       51       50       30       29       19
CVS adjustment                                            0        0        1        0        0
Other                                                    15       16       24       23       30
Total financial income                                  154      194      218      211      261
(1) Income from government & private securities
LEBAC / NOBAC                                            21       13       70       57       61
Other                                                   -15       30       -6       -7       16
TOTAL                                                     6       43       64       50       77
(2) CER adjustment
  CER other bonds                                        23       13        7        2        0
  Guaranteed loans                                       17       16       20       20       14
  CER compensation bond                                   3       14        1        0        0
  Loans to the private sector                             6        4        2        6        0
  Other                                                   2        3        0        1        5
TOTAL                                                    51       50       30       29       19

2Q06's financial expenses of $86 million were up 9% compared to 2Q05's level of $79 million, mainly related to higher volume of deposits and an increase in the financial system's interest rates.

In addition, interest on deposits grew 33% compared to the previous quarter. This increase is mainly due to a 20% rise in deposits (50% of which is explained by the acquisition of Banco de Tucuman) and an average 15% increase in the Bank's time deposit interest rate, in line with the slightly increasing borrowing interest rates in the banking system as a whole.

Finally, expenses originated by CER-adjusted deposits decreased 26% compared to the previous quarter due to a 16% decline in CER-adjusted deposits and the slowdown of Argentina's consumer inflation rate. On a yearly basis, expenses originated by CER-adjusted deposits dropped sharply by 56%.

2Q06 Results                                                        Page 5 of 24

                                                                 MACRO CONSOLIDATED
FINANCAL EXPENSES                                    ------------------------------------------
IN MILLION $                                         II 05    III 05   IV 05     I 06     II06
--------------------------------------------------   ------   ------   ------   ------   ------
Interest on checking accounts                             1        1        1        1        2
Interest on savings accounts                              1        1        1        2        1
Interest on time deposits                                25       29       33       36       49
Interest on other liabilities from financial
  intermediation                                          4        3        3        4        3
Other Interest                                            3        3        4        3        3
CER adjustment (3)                                       32       26       24       19       14
Other                                                    13        9       10       11       14
Total Financial Expenses                                 79       72       76       76       86
(3) CER adjustment
Time deposits CER adjusted                               17       15       17       10        7
Advance for Boden purchase                               11        7        6        7        6
Other                                                     4        4        1        2        1
TOTAL                                                    32       26       24       19       14

In the quarter, net fee income of $77 million increased by 30% from last year's level of $59 million and climbed by 8% on a quarterly basis. If we had not included Banco de Tucuman in our analysis, net fee income would have grown by 24% year over year.

As we can see in the following table, all segments experienced an increase in fee income with deposit accounts and credit and debit card fees experiencing the highest increase in fee income.

2Q06 Results                                                        Page 6 of 24

                                                                 MACRO CONSOLIDATED
NET FEE INCOME                                       ------------------------------------------
IN MILLION $                                          II 05   III 05   IV 05     I 06     II06
--------------------------------------------------   ------   ------   ------   ------   ------
Fee charges on deposit accounts                          48       51       56       57       65
Debit and credit card income                              2       14        3        7       10
Other fees related to foreign trade                       3        3        3        3        3
Credit-related fees                                       5        5        6        6        7
Lease of safe-deposit boxes                               1        1        2        2        2
Other                                                    14        4       15       14       11
Total fee income                                         73       78       85       89       98
Total fee expenses                                       14       15       17       18       21
Net fee income                                           59       63       68       71       77

In 2Q06, Banco Macro's administrative expenses of $145 million grew by 13% compared to the previous quarter's level of $128 million. The incorporation of Banco de Tucuman represented a 6% or $8 million increase in administrative expenses, mainly in personnel expenses. Had we excluded Banco de Tucuman from our comparison, administrative expenses would have increased by only 7%

On a yearly basis, the increase in administrative expenses can be traced to salary adjustments and the increase in the number of employees, as a result of the recent acquisitions of Banco Empresario de Tucuman and Banco de Tucuman, and to higher operating expenses due to the larger number of branches.

                                                                 MACRO CONSOLIDATED
ADMINISTRATIVE EXPENSES                              ------------------------------------------
IN MILLION $                                         II 05    III 05   IV 05     I 06     II06
--------------------------------------------------   ------   ------   ------   ------   ------
Personnel expenses                                       60       63       75       79       82
Fees to directors & statutory auditors                    9        2        2        2        7
Other profesional fees                                    6        7        9        8       10
Advertising & publicity                                   3        7        9        5        8
Taxes                                                     0        1        1        2        2
Other operating expenses                                 26       26       28       29       31
Other                                                     3        4        4        3        5
Total Administrative Expenses                           107      110      128      128      145
Total Employees                                       4,852    4,851    5,054    5,051    5,570
Branches                                                245      245      252      253      279

In 2Q06, net other income totaled $16 million, attributed to $18 million in goodwill amortization. In addition, recovered loans and allowances reversals compensated "amparos" amortization and other provision charges.

2Q06 Results                                                        Page 7 of 24

FINANCIAL ASSETS
----------------

PRIVATE SECTOR FINANCING

The volume of "core" financing to the private sector continued to grow at attractive rates (18% quarter over quarter and 79% year over year), netting the effects related to the Bank's liquidity management policy (advances to corporate, which grew $462 million in the quarter) and adding the Bank's personal trust portfolio of $126 million. It is worth mentioning that the incorporation of Banco de Tucuman's portfolio accounted for 33% of Banco Macro's financing increase in the last three months.

The expansion of the bank's lending portfolio was principally driven by consumer loans (which were up 42% in the quarter and 199% year over year) and by medium-term loans (included in the account "Others", which were up 15% and 72%, respectively), as it has been performing in the last quarters. Moreover, credit card loans continued showing high growth rates of 12% in the quarter and 88% on a yearly basis. Finally, loans with mortgage guarantees also evolved favorably (up 18% in the quarter and up 56% year over year).

                                                                    MACRO CONSOLIDATED
PRIVATE SECTOR LOAN PORTFOLIO               ------------------------------------------------------------------
IN MILLION $                                II 05    III 05   IV 05     I 06     II06    II06/ I06   II06/II05
-----------------------------------------   ------   ------   ------   ------   ------   ---------   ---------
Overdrafts (total)                             546      451      433      455      948         108%         74%
  Overdrafts                                   280      269      300      313      344
  AAA (liquidity administration)               266      182      133      142      604
Documents                                      406      311      434      348      382          10%         -6%
Mortgages                                      223      245      298      295      347          18%         56%
Pledges                                        184      196      230      245      256           4%         39%
Consumer                                       279      368      477      587      834          42%        199%
Credit Cards                                   163      178      241      274      306          12%         88%
Others                                         578      578      779      869      996          15%         72%
Interests, adjustments and other                72       54       56       64       73          14%          1%
Provisions                                    -174     -186     -248     -190     -178          -6%          2%
Total loans                                  2,277    2,195    2,700    2,947    3,964          35%         74%
Financial trusts                               152      235      288      357      391          10%        157%
Leasing                                         81      101      145      173      204          18%        152%
Total credit to the private sector           2,510    2,531    3,133    3,477    4,559          31%         82%
Total credit w/o liquidity administration    2,244    2,349    3,000    3,335    3,955          19%         76%
Banco Macro personal trust                      38       46       51      122      126           3%        231%
FIN. w/o LIQ. ADM & w/ BM PERS TRUST         2,282    2,395    3,051    3,457    4,081          18%         79%

2Q06 Results                                                        Page 8 of 24

PUBLIC SECTOR ASSETS
--------------------

Banco Macro's public sector assets increased by 16%, or $471 million in the quarter, to $3,369 million basically explained by the incorporation of Banco de Tucuman securities portfolio. We would like to highlight that 50% of this increase related to an increase in LEBAC and NOBAC holdings.

However, the Bank's public sector assets (net of LEBAC / NOBAC) remained at 13% of total assets, which is the same level reported in the previous period and well below 2Q05's level of 29%.


                                                                        MACRO CONSOLIDATED
PUBLIC SECTOR ASSETS                                    ---------------------------------------------------
IN MILLION $                                            II 05    III 05   IV 05     I 06     II06     VAL
-----------------------------------------------------   ------   ------   ------   ------   ------   ------
LEBAC / NOBAC B.C.R.A                                    1,540    2,382    2,240    1,643    1,880       MV
Secured bonds                                              862      385      198        0       32       MV
Compensation receivable bond                                53        8      106        0        0       TV
Other                                                      123      300      161      308      465       MV
Government securities                                    2,578    3,075    2,705    1,951    2,377
Guaranteed loans                                           641      601      642      629      615    A3911
Provincial loans                                            60        5        4        2        1       PV
Government securities loans                                 97       55       57       92       56       MV
Loans                                                      798      661      703      723      672
Compensation to be received                                586      147        0        0        8       TV
Purchase of government bonds                               282      248      246      198      287       MV
Other receivables for financial intermediation             868      395      246      198      295
Boden purchased from clients (Swap II)                       0        0        2        0        0       MV
Boden to collect                                            27       26       16       26       25       MV
Other receivables                                           27       26       18       26       25
TOTAL ASSETS                                             4,271    4,157    3,672    2,898    3,369
TOTAL LIABILITIES                                        1,202      986      888      920      928
Net exposure                                             3,069    3,171    2,784    1,978    2,441
TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC)        2,731    1,775    1,432    1,255    1,489
TOTAL PUBLIC SECTOR ASSETS (net of LEB / NOB) / T. A.       29%      19%      15%      13%      13%
Net exposure (net of LEB/NOB) / TOTAL ASSETS                16%       9%       6%       3%       5%

FUNDING
-------

Banco Macro's deposit base grew by 20% in the last three months and 26% in the last year to $7.8 billion. The incorporation of Banco de Tucuman accounted for 50% of Banco Macro's deposit increase in the last quarter.

2Q06 Results                                                        Page 9 of 24

In 2Q06, deposits from the public sector jumped by 102% (Banco de Tucuman's public sector deposits accounted for 62% of this increase).

On the other hand, deposits from the private sector rose by 11%, or $641 million, in the last quarter while Banco de Tucuman contributed with $260 million. In this period, savings accounts grew by 14%, time deposits were up 12% and checking accounts rose by 7%.

On a yearly basis comparison, Banco Macro sight deposits climbed by 37% while time deposits only grew by 16%.

As of June 2006, time deposits represented 47% of total deposits compared to a 51% in 2Q05. Finally, institutional deposits rose 52% QoQ to $776 million.

                                                                       MACRO CONSOLIDATED
DEPOSITS                                    -------------------------------------------------------------------------
IN MILLION $                                II 05    III 05   IV 05     I 06    II 06    II 06 / I 06   II 06 / II 05
-----------------------------------------   ------   ------   ------   ------   ------   ------------   -------------
Public sector                                  956      929      823      659    1,328            102%             39%
Financial sector                                 6        5        5        6        6              0%              0%
Private sector                               5,218    5,487    5,737    5,781    6,422             11%             23%
Checking accounts                              894    1,005    1,036    1,150    1,235              7%             38%
Savings accounts                               879      934    1,101    1,040    1,189             14%             35%
Time deposits                                3,131    3,185    3,222    3,257    3,632             12%             16%
Other                                          314      363      378      334      366             10%             17%
TOTAL                                        6,180    6,421    6,565    6,446    7,756             20%             26%

LIQUID ASSETS
-------------

The Bank's liquid assets increased $571 million in the quarter chiefly due to the incorporation of Banco de Tucuman's liquid assets of $456 million.

The liquid assets to deposits ratio of 62% was in line with those reported in the previous four quarters.

2Q06 Results                                                       Page 10 of 24

                                                            MACRO CONSOLIDATED
LIQUID ASSETS                            --------------------------------------------------------
In MILLION $                              II 05       III 05      IV 05        I 06        II06
--------------------------------------   --------    --------    --------    --------    --------
Cash                                        1,144       1,365       1,189       2,127       1,783
Guarantees for compensating chambers          107          86          95          97         123
Loans to AAA companies                        266         182         133         142         604
Call                                          159          97          81         103         115
Repos                                         205         196          61          90         218
LEBAC / NOBAC                               1,694       2,389       2,463       1,688       1,975
TOTAL                                       3,575       4,315       4,022       4,247       4,818
Liquid assets to total deposits                58%         67%         61%         66%         62%

SOLVENCY
---------

As in previous periods, the Bank continued showing a high level of solvency, with an excess capital of $1,466 million (268% over $546 million capital requirement).

In the last quarter, there was a 28% increase in the credit risk capital requirement, mainly related to the Bank's loan portfolio growth.

                                   MACRO CONSOLIDATED
MIN.CAP.REQUIREMENT          ------------------------------
IN MILLION $                  IV 05       I 06      II 06
--------------------------   --------   --------   --------
Credit requirements               330        379        487
Market risk requirements           21         21         51
Interest rate requirements         15         46          8
Integrated capital              1,492      1,946      2,012
Excess capital                  1,126      1,500      1,466

ASSET QUALITY
-------------

Banco Macro continued posting a substantial improvement in its asset quality ratios, being one of the Argentine banks with the best asset quality.

Non-performing financing to the total financing ratio improved to 2% in 2Q06 from the 3% posted three months ago. This positive performance had a combined effect. On one side, the incorporation of Banco de Tucuman's non-performing ratio of 5% worsened this ratio. However, on the other side, part of the 100%-provisioned-loans was accounted in off-balance accounts. Finally, the coverage ratio was 153% in the quarter.

2Q06 Results                                                       Page 11 of 24

                                                            MACRO CONSOLIDATED
ASSET QUALITY                            --------------------------------------------------------
IN MILLION $                               II 05      III 05      IV 05        I 06        II06
--------------------------------------   --------    --------    --------    --------    --------
Commercial portfolio                        2,513       2,139       2,503       2,700       3,422
Irregular                                      92          73         133          84          62
Consumer portfolio                          1,107       1,258       1,574       1,764       2,138
Irregular                                      55          52          75          62          67
Total portfolio                             3,620       3,397       4,077       4,464       5,560
Irregular                                     147         125         208         146         129
Irregular / total portfolio                     4%          4%          5%          3%          2%
Total provisions                              190         200         266         209         198
Coverage ratio                                129%        160%        128%        143%        153%

2Q06 Results                                                       Page 12 of 24

CER EXPOSURE AND FOREIGN CURRENCY POSITION
------------------------------------------

CER EXPOSURE
In MILLION $                                      II 06
----------------------------------------------   --------
CER adjustable ASSETS
Government securities                                 210
Guaranteed loans                                      617
Loans to the private sector                            99
Other loans                                            75
Loans                                                 791
Leasing                                                 1
Other loans                                            10
Total CER adjustable assets                         1,012
CER adjustable LIABILITIES
Deposits                                              262
Other liabilities for financial intermediation        269
Subordinated debt                                       7
Total CER adjustable liabilities                      538
NET ASSET CER EXPOSURE                                474

                                                            MACRO CONSOLIDATED
FX CURRENCY POSITION                     --------------------------------------------------------
IN MILLION $                               II 05      III 05      IV 05        I 06        II06
--------------------------------------   --------    --------    --------    --------    --------
Cash                                          579         579         692         818         629
Government Securities                         109         243         232         211         492
Loans                                         455         295         542         583         658
Other receivables from financial
 intermediation                               712         353         355         337         545
Other Loans                                    15          13          12          11          12
Other assets                                    0           0           0           0           6
TOTAL ASSETS                                1,870       1,483       1,833       1,960       2,342
Deposits                                    1,055       0,868       1,093       1,333       1,399
Other liabilities from financial
 intermediation                               587         374         393         441         677
Other liabilities                               1           1           3           5           3
Provisions                                      0           0           0           6           6
TOTAL LIABILITIES                           1,643       1,243       1,489       1,785       2,085
NET FX POSITION                               227         240         344         175         257

2Q06 Results                                                       Page 13 of 24

RELEVANT AND RECENT EVENTS
--------------------------

- On August 4, Argentina's Central Bank notified the approval of the acquisition of Nuevo Banco Bisel's capital stock by Banco Macro S.A.

- Nuevo Banco Bisel is an institution with a strong presence in the central region of Argentina (particularly in the Province of Santa Fe), where it has 158 branch offices. At May 2006 (latest available public information), its assets totaled $1,966 million, loans to the private sector were $674 million and total deposits amounted to $1,360 million.

- On August 1, the Bank's Board of Directors called for a General Shareholders' Meeting to take place on September 1, 2006 in order to discuss the approval of the issuance of a Global Program of Corporate Bonds for up to USD400 million (four hundred million US dollars).

- On May 5, 2006, the acquisition of Banco de Tucuman S.A. was completed, and Banco Macro took control of 75% of Banco de Tucuman's capital stock.

- In May 2006, Moodys improved Banco Macro Bansud S.A.'s and Nuevo Banco Suquia S.A's financial strength rating.

QUARTERLY CONFERENCE CALL
-------------------------

A conference call to discuss this press release will be held on August 14, 2006 at 1:00p.m. Buenos Aires time (12:00 p.m., New York time), with the presence of Jorge Pablo Brito (Director), Guillermo Goldberg (Commercial Manager) and Jorge Scarinci, Chief Investor Relations Officer. Dial in information:

                       (800) 262-1292 (U.S. Participants)

                     (719) 457-2680 (From outside the U.S.)

                           Conference ID: BANCO MACRO

2Q06 Results                                                       Page 14 of 24

DISCLAIMER
----------

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services and related; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words "believe," "may," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect" and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comision Nacional de Valores (www.cnv.gov.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2Q06 Results                                                       Page 15 of 24

INVESTOR RELATIONS CONTACTS:
----------------------------

In Buenos Aires:
Jorge Scarinci, CFA
Chief Investor Relations Officer
Tel: +5411-5222-6730
E-mail: investorelations@macrobansud.com.ar
Visit the Bank's website at http://www.macrobansud.com.ar

In New York:
Melanie Carpenter or Peter Majeski
i-advize Corporate Communications, Inc.
Tel: +212-406-3690
E-mail: macro@i-advize.com

2Q06 Results                                                       Page 16 of 24

EXHIBITS
--------

                                                                  MACRO CONSOLIDATED
BALANCE SHEET                                  --------------------------------------------------------
IN MILLION $                                    II 05       III 05      IV 05        I 06        II06
-------------------------------------------    --------    --------    --------    --------    --------
ASSETS                                            9,429       9,226       9,488       9,828      11,496
Cash                                              1,144       1,365       1,189       2,127       1,783
Government and private securities                 2,810       3,158       2,992       2,124       2,685
Loans                                             3,138       2,899       3,427       3,680       4,696
  To the non-financial government sector            702         607         645         631         617
  To the financial sector                           159          97          81         103         115
  To the non-financial private sector             2,277       2,195       2,701       2,946       3,964
 -Overdrafts                                        546         451         433         455         948
 -Discounted documents                              406         311         434         348         382
 -Mortgages                                         223         245         298         295         347
 -Pledges                                           184         196         230         245         256
 -Consumer                                          279         368         477         587         834
 -Credit cards                                      163         178         241         274         306
 -Other                                             578         578         779         869         996
 - Less: ints. adj. and fx dif.                      72          54          57          63          73
 - Provisions                                      -174        -186        -248        -190        -178
Other receivables from financial
 intermediation                                   1,668       1,104       1,080       1,066       1,428
Investments in other companies                       13          13          14          14          14
Other receivables                                   144         160         172         175         157
Other assets                                        512         527         614         642         733
LIABILITIES                                       8,080       7,812       7,998       7,796       9,434
Deposits                                          6,180       6,421       6,565       6,446       7,756
  From the non-financial government sector          956         929         823         659       1,328
  From the financial sector                           6           5           5           6           6
  From the non-financial private sector           5,218       5,487       5,737       5,781       6,422
 -Checking accounts                                 894       1,005       1,036       1,150       1,235
 -Savings accounts                                  879         934       1,101       1,040       1,189
 -Time deposits                                   3,131       3,185       3,222       3,257       3,632
 -Other                                             314         363         378         334         366
Other liabilities from financial
 intermediation                                   1,625       1,135       1,143       1,064       1,418
Subordinated corporate bonds                         18          16          12          12          13
Other liabilities                                   257         240         278         274         247
STOCKHOLDERS' EQUITY                              1,349       1,414       1,490       2,032       2,062
LIABILITIES + STOCKHOLDERS' EQUITY                9,429       9,226       9,488       9,828      11,496

2Q06 Results                                                       Page 17 of 24

                                                            MACRO CONSOLIDATED W/O SUQUIA
BALANCE SHEET                                  --------------------------------------------------------
IN MILLION $                                   II - 05     III - 05    IV - 05      I - 06     II - 06
-------------------------------------------    --------    --------    --------    --------    --------
ASSETS                                            7,178       7,006       7,116       7,317       8,794
Cash                                                859         969         784       1,503       1,316
Government and private securities                 2,098       2,218       1,886       1,169       1,712
Loans                                             2,093       1,818       2,275       2,470       3,168
  To the non-financial government sector            419         370         402         382         390
  To the financial sector                           104          87          82          77          67
  To the non-financial private sector             1,570       1,361       1,791       2,011       2,711
 -Overdrafts                                        417         248         279         334         685
 -Discounted documents                              294         193         312         220         241
 -Mortgages                                          86         101         140         129         178
 -Pledges                                            50          58          68          73          76
 -Consumer                                          225         294         386         480         705
 -Credit cards                                      113         123         163         183         208
 -Other                                             449         442         631         713         720
 - Less: ints. adj. and fx dif.                      30          19          20          27          33
 - Provisions                                       -94        -117        -208        -148        -135
Other receivables from financial
 intermediation                                   1,197       1,008       1,042         990       1,311
Investments in other companies                      367         414         487         536         588
Other receivables                                   125         132         141         144         116
Other assets                                        439         447         501         505         583
LIABILITIES                                       5,829       5,592       5,626       5,285       6,732
Deposits                                          4,434       4,419       4,502       4,292       5,460
  From the non-financial government sector          953         926         821         657       1,325
  From the financial sector                           4           4           4           4           5
  From the non-financial private sector           3,477       3,489       3,677       3,631       4,130
 -Checking accounts                                 435         496         514         601         649
 -Savings accounts                                  527         558         691         623         739
 -Time deposits                                   2,319       2,258       2,274       2,237       2,532
 -Other                                             196         177         198         170         210
Other liabilities from financial
 intermediation                                   1,166         958         891         768       1,070
Subordinated corporate bonds                         18          16          12          12          13
Other liabilities                                   211         199         221         213         189
STOCKHOLDERS' EQUITY                              1,349       1,414       1,490       2,032       2,062
LIABILITIES + STOCKHOLDERS' EQUITY                7,178       7,006       7,116       7,317       8,794

2Q06 Results                                                       Page 18 of 24

                                                                        SUQUIA
BALANCE SHEET                                  --------------------------------------------------------
IN MILLION $                                     II 05      III 05      IV 05        I 06        II06
-------------------------------------------    --------    --------    --------    --------    --------
ASSETS                                            2,626       2,796       2,855       3,034       3,277
Cash                                                286         397         406         625         468
Government and private securities                   712         940       1,105         955         974
Loans                                             1,045       1,078       1,154       1,210       1,526
  To the non-financial government sector            283         236         243         249         227
  To the financial sector                            55          10           0          26          48
  To the non-financial private sector               707         832         911         935       1,251
 -Overdrafts                                        129         203         153         121         263
 -Discounted documents                              112         118         122         128         141
 -Mortgages                                         137         144         158         165         169
 -Pledges                                           134         138         163         172         180
 -Consumer                                           55          74          91         107         129
 -Credit cards                                       50          55          79          91          98
 -Other                                             129         136         149         156         276
 - Less: ints. adj. and fx dif.                      43          34          36          37          38
 - Provisions                                       -82         -70         -40         -42         -43
Other receivables from financial
 intermediation                                     486         267          40          77         117
Investments in other companies                        0           0           0           0           0
Other receivables                                    24          33          37          31          41
Other assets                                         73          81         113         136         151
LIABILITIES                                       2,272       2,397       2,383       2,515       2,703
Deposits                                          1,753       2,009       2,070       2,156       2,296
  From the non-financial government sector            3           3           1           2           3
  From the financial sector                           3           3           3           3           3
  From the non-financial private sector           1,747       2,003       2,066       2,151       2,290
 -Checking accounts                                 459         509         522         549         586
 -Savings accounts                                  352         376         410         417         449
 -Time deposits                                     812         927         948       1,020       1,099
 -Other                                             124         191         186         165         156
Other liabilities from financial
 intermediation                                     475         348         256         297         349
Subordinated corporate bonds                          0           0           0           0           0
Other liabilities                                    44          40          57          62          58
STOCKHOLDERS' EQUITY                                354         399         472         519         574
LIABILITIES + STOCKHOLDERS' EQUITY                2,626       2,796       2,855       3,034       3,277

2Q06 Results                                                       Page 19 of 24

INCOME STATEMENT
----------------

                                                                  MACRO CONSOLIDATED
INCOME STATEMENT                               --------------------------------------------------------
IN MILLION $                                     II 05      III 05       IV 05       I 06        II 06
-------------------------------------------    --------    --------    --------    --------    --------
Financial income                                    154         194         218         211         261
Interest on cash, loans,
 over., doc.& ORFI                                   74          79          91         103         128
Net income from gov and priv
 sec & from guar loans                               14          50          71          57          84
CER adjustments & other                              66          65          56          51          49
Financial expense                                   -79         -72         -76         -76         -86
Interest on dep & OLFI                              -34         -37         -43         -46         -58
CER adjustment & other                              -32         -26         -24         -19         -14
Other                                               -13          -9          -9         -11         -14
Net financial income                                 75         122         142         135         175
Provision for loan losses                           -15         -23         -13          -9         -14
Fee income                                           73          78          85          89          98
Fee expense                                         -14         -15         -17         -18         -21
Net fee income                                       59          63          68          71          77
Administrative expenses                            -107        -110        -128        -128        -145
Net other income                                     49          24          29          13          16
Earnings before income tax                           61          76          98          82         109
Income tax                                           -0         -11         -23          -9         -10
Net income                                           61          65          75          73          99

2Q06 Results                                                       Page 20 of 24

                                                            MACRO CONSOLIDATED W/O SUQUIA
INCOME STATEMENT                               --------------------------------------------------------
IN MILLION $                                     II05       III05        IV05        I06         II06
-------------------------------------------    --------    --------    --------    --------    --------
Financial income                                    110         116         142         123         175
Interest on cash, loans,
 over., doc.& ORFI                                   47          50          56          67          88
Net income from gov and
 priv sec & from guar loans                          23          35          53          22          55
CER adjustments & other                              40          31          33          34          32
Financial expense                                   -58         -51         -54         -52         -61
Interest on dep & OLFI                              -24         -25         -30         -32         -42
CER adjustment & other                              -22         -18         -16         -10          -7
Other                                               -12          -8          -8         -10         -12
Net financial income                                 52          65          88          71         114
Provision for loan losses                            -9         -22         -22          -4         -12
Fee income                                           46          48          54          57          65
Fee expense                                          -8          -9          -9         -10         -12
Net fee income                                       38          39          45          47          53
Administrative expenses                             -76         -74         -90         -87        -106
Net other income                                     56          68          77          55          60
Earnings before income tax                           61          76          98          82         109
Income tax                                           -0         -11         -23          -9         -10
Net income                                           61          65          75          73          99

2Q06 Results                                                       Page 21 of 24

                                                                        SUQUIA
INCOME STATEMENT                               --------------------------------------------------------
IN MILLION $                                     II05       III 05      IV 05         I06        II06
-------------------------------------------    --------    --------    --------    --------    --------
Financial income                                     48          74          77          89          86
Interest on cash, loans,
 over., doc.& ORFI                                   27          29          35          36          40
Net income from gov and
 priv sec & from guar loans                          -4          10          18          35          29
CER adjustments & other                              25          35          24          18          17
Financial expense                                   -27         -16         -22         -25         -25
Interest on dep & OLFI                              -15          -6         -12         -14         -16
CER adjustment & other                              -10          -8          -8          -9          -7
Other                                                -2          -2          -2          -2          -2
Net financial income                                 21          58          55          64          61
Provision for loan losses                            -6          -1           9          -4          -2
Fee income                                           28          30          32          32          33
Fee expense                                          -6          -7          -9          -9          -9
Net fee income                                       22          23          23          23          24
Administrative expenses                             -31         -36         -38         -41         -40
Net other income                                     20           2          25           7           8
Earnings before income tax                           26          46          74          49          51
Income tax                                            0           0           0           0           0
Net income                                           26          46          74          49          51

2Q06 Results                                                       Page 22 of 24

RELEVANT RATIOS
---------------

                                                                  MACRO CONSOLIDATED
                                               --------------------------------------------------------
RATIOS                                          II 05       III 05      IV 05        I 06        II 06
-------------------------------------------    --------    --------    --------    --------    --------
Profitability & performance
Net interest margin                                 4.6%        5.8%        6.2%        6.3%        7.4%
Fee income ratio                                   38.2%       33.9%       32.5%       34.4%       30.5%
Efficiency ratio                                   69.5%       59.6%       60.7%       62.5%       57.6%
Fee income as a percentage
 of adm expenses                                   54.9%       56.8%       53.5%       55.0%       53.0%
Return on average assets                            2.6%        2.7%        2.8%        3.1%        3.2%
Return on average equity                           19.3%       19.3%       19.7%       19.4%       19.5%
Liquidity
Loans as a percentage of
 total deposits                                    53.6%       48.0%       56.0%       60.0%       62.8%
Liquid assets as a percentage
 of total deposits                                 57.8%       67.2%       61.3%       65.9%       62.1%
Capital
Total equity as a percentage
 of total assets                                   14.3%       15.3%       15.7%       20.7%       17.9%
Regulatory capital as a percentage
 of risk weighted assets                           14.1%       24.8%       31.0%       38.8%       31.6%
Asset Quality
Provision for loan losses
 over total loans                                   5.2%        6.0%        6.7%        4.9%        3.7%
Non performing loans as a
 percentage of total loans                          3.9%        3.6%        5.3%        3.5%        2.4%
Allowances as a percentage
 of non performing loans                          133.3%      166.0%      126.2%      141.0%      154.2%
Amparos as a percentage
 of average equity                                  3.5%        3.1%        2.9%        2.0%        2.5%

2Q06 Results                                                       Page 23 of 24

                                   SIGNATURE
                                   ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


Date:  August 10, 2006
                                                     MACRO BANSUD BANK INC.


                                                     By:    /s/ Luis Cerolini
                                                            --------------------
                                                     Name:  Luis Cerolini
                                                     Title: Attorney-in-fact

2Q06 Results                                                       Page 24 of 24